CoStar Group, Inc.
______________________
1331 L Street, NW
Washington, DC 20005-4101
______________________
(202) 346-6500 local
(202) 346-6703 fax
(877) 739-0486 toll free fax
______________________
www.costar.com
NASDAQ: CSGP

August 14, 2012

VIA EDGAR AND EMAIL
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	CoStar Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 8-K/A Filed June 22, 2012
File No. 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2011, filed on February 23, 2012 (the “Form 10-K”), and Form 8-K/A filed on June 22, 2012 (the “Form 8-K/A”), the Company respectfully submits the following responses to the comments included in your letter dated August 7, 2012. Your comments are set forth below, followed by the Company's responses.

* * * * *

Comment

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Valuation of Long-Lived and Intangible Assets and Goodwill, page 37

1.
We note your disclosure on page F-28 that EBITDA for your international segment has been negative for the past three years. We further note your disclosure on page F-24 that the company has not had sufficient taxable income historically to utilize the foreign deferred tax assets, and it is uncertain whether you will generate sufficient taxable income in the future to utilize the foreign deferred tax assets. However, your disclosure on page 37 indicates that as of October 31, 2011, the estimated fair value of each of your reporting units substantially exceeded the carrying value of your reporting units. Please tell us the percentage by which the fair value of your international reporting unit exceeded the carrying value. Further, tell us how the actual cash flows achieved, to date, for your international reporting unit compare to the projected cash flows used in your discounted cash flows analysis, and what consideration you gave to disclosing the degree of uncertainty associated with the key assumptions used in determining fair value and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Response

The Company respectfully advises the Staff that the fair value of its international reporting unit exceeded the carrying value by approximately 117%.

The actual cash flows achieved for the international reporting unit for the period from October 1, 2011 to June 30, 2012 were favorable compared to those used in the discounted cash flows analysis. Further, the Company continues to make investments in the international reporting unit which the Company believes will increase the total revenue earned by that reporting unit in the future. The Company believes that its investments and the resulting increases in revenue will result in positive cash flows in the international reporting unit in the future. As a result, the Company continues to believe that the projected cash flows used in its discounted cash flow analysis are reflective of the projected performance of the international reporting unit.

The Company respectfully advises the Staff that it considered disclosing the degree of uncertainty associated with the key assumptions used in determining the fair value of its international reporting unit and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. After consideration, the Company did not disclose this supplemental information because the fair value of its international reporting unit was substantially in excess of the carrying value. In the future, should the Company determine that the fair value of the international reporting unit is not substantially in excess of its carrying value, the Company will consider disclosing supplemental information.

Comment

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-13

2.
We note your recent accounting pronouncements disclosures include a discussion of standards that you have already adopted as well as those that were recently issued but not yet adopted. Please tell us why you believe a separate discussion of those standards that were adopted during each of the periods presented is necessary here. In this regard, it would seem that a discussion of recently adopted standards, which materially impact your operations, would be more appropriate within the applicable subheadings in your summary of significant accounting policies. As such, please consider revising your disclosures in future filings to limit your discussion here to the disclosures required by SAB Topic 11M - Disclosure of the Impact that Recently Issued Accounting Standards Will Have on the Financial Statements of the Registrant When Adopted in a Future Period.

Response

The Company acknowledges the Staff's comment regarding the requirements of SAB Topic 11M. In future filings the Company will limit its disclosures in the “Recent Accounting Pronouncements” section to a discussion of recently issued accounting standards that the Company believes will have a material effect on its financial statements when adopted in a future period.

Comment

Form 8-K/A Filed June 22, 2012

3.
We note that you incorporated LoopNet's December 31, 2011 Form 10-K and March 31, 2012 Form 10-Q into the Form 8-K/A filed on June 22, 2012. Please tell us how you considered Exchange Act Rule 12b-23(a)(3) to include the pertinent pages of the Form 10-K and Form 10-Q as an exhibit to the Form 8-K. In this regard, the financial statements that were incorporated by reference should have been filed within the Form 8-K/A. We refer you also to Compliance and Disclosure Interpretation 234.01 of the Exchange Act Rules available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Response

The Company acknowledges the Staff's comment regarding the requirements of Exchange Act Rule 12b-23. The Company respectfully informs the Staff that on August 14, 2012, the Company filed an amendment to the Form 8-K to include the pertinent pages of LoopNet's December 31, 2011 Form 10-K and March 31, 2012 Form 10-Q as exhibits to the Form 8-K.

* * * * *

In accordance with your letter, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission's position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments. We understand that you will be reviewing the Company's responses and may have additional comments. If you have any questions concerning the Company's response please feel free to contact the undersigned at (202) 336-6920 or via email at bradecki@costar.com or Jonathan Coleman at (202) 336-6997 or via email at jcoleman@costar.com.

Very truly yours,

/s/ Brian J. Radecki

Brian J. Radecki
Chief Financial Officer

cc:	Andrew C. Florance, Chief Executive Officer, CoStar Group, Inc.
Jonathan Coleman, General Counsel, CoStar Group, Inc.

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